                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 AMENDMENT NO. 2

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)


                                CoreComm Limited
            --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   21869Q-10-8
            --------------------------------------------------------
                                 (CUSIP Number)


                           Michael C. Forman, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-4284
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   May 4, 2001
             --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: |X|


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CUSIP No. 21869Q-10-8                   13D                  Page 2 of 7 Pages
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    1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

              Michael Karp
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                               (a)  |_|
                                                               (b)  |_|
--------------------------------------------------------------------------------
    3.   SEC USE ONLY
--------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS:

              00
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                    |_|
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

              Pennsylvania
--------------------------------------------------------------------------------
          NUMBER OF        7.    SOLE VOTING POWER
           SHARES                      6,509,149
        BENEFICIALLY       -----------------------------------------------------
          OWNED BY         8.    SHARED VOTING POWER
            EACH                       None
          REPORTING        -----------------------------------------------------
           PERSON          9.    SOLE DISPOSITIVE POWER
            WITH                       6,509,149
                           -----------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER
                                       None
-------------------------------------------------------------------------------
   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              12,333,655(1)
--------------------------------------------------------------------------------

-------------
     (1)  Includes (i) 452,856 shares of Common Stock held by The Florence
          Karp Trust; (ii) 162,500 shares of Series B Senior Convertible Exchangeable Preferred Stock of CoreComm (the "Series B Preferred Stock") held by the Reporting Person; and (iii) 10,000 shares of Series B Preferred Stock held by The Florence Karp Trust. Each share of Series B Preferred Stock has a stated value of $1,000 per share and accrues dividends at a rate of 3% per annum. Such dividends are payable, at the Issuer's option, in cash or shares of Common Stock. The dividend is also subject to adjustment as set forth in the Issuer's Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 29, 2000 and amended on April 12, 2001. Based on an initial conversion price of $32.11, the shares of Series B Preferred Stock held by the Reporting Person are convertible into 5,060,250 shares of Common Stock and the shares of Series B Preferred Stock held by The Florence Karp Trust are convertible into 311,400 shares of Common Stock.

          The Reporting Person disclaims beneficial ownership of the shares of Common Stock and the shares of Series B Preferred Stock held by The Florence Karp Trust, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 or for any other purpose.
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CUSIP No. 21869Q-10-8                   13D                  Page 3 of 7 Pages
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--------------------------------------------------------------------------------
   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                    |_|
--------------------------------------------------------------------------------
   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    11.9%(2)
--------------------------------------------------------------------------------
   14.   TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------


-------------
     (2) Based upon 98,018,345 shares of Common Stock outstanding on April 17, 2001, as reported to the Reporting Person by the Issuer.


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CUSIP No. 21869Q-10-8                   13D                  Page 4 of 7 Pages
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     This Amendment No. 2 to Schedule 13D is being filed by Michael Karp (the
"Reporting Person"). This Amendment No. 2 to Schedule 13D amends and supplements
Item 5 of the original Schedule 13D dated April 23, 2001 and Amendment No. 1 to the Schedule 13D dated May 3, 2001. Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns 12,333,655 shares of Common stock, which includes (i) 452,856 shares of Common Stock held by The Florence Karp Trust; (ii) 162,500 shares of Series B Senior Convertible Exchangeable Preferred Stock of CoreComm (the "Series B Preferred Stock") held by the Reporting Person; and (iii) 10,000 shares of Series B Preferred Stock held by The Florence Karp Trust. Each share of Series B Preferred Stock has a stated value of $1,000 per share and accrues dividends at a rate of 3% per annum. Such dividends are payable, at the Issuer's option, in cash or shares of Common Stock. The dividend is also subject to adjustment as set forth in the Issuer's Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 29, 2000 and amended on April 12, 2001. Based on an initial conversion price of $32.11, the shares of Series B Preferred Stock held by the Reporting Person are convertible into 5,060,250 shares of Common Stock and the shares of Series B Preferred Stock held by The Florence Karp Trust are convertible into 311,400 shares of Common Stock.

     The Reporting Person disclaims beneficial ownership of the shares of Common Stock and the shares of Series B Preferred Stock held by The Florence Karp Trust, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 or for any other purpose.



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CUSIP No. 21869Q-10-8                   13D                  Page 5 of 7 Pages
--------------------------------------------------------------------------------

     The 12,333,655 shares of Common Stock beneficially owned by the Reporting Person constitute 11.9% of the Common Stock. This calculation is based upon 98,018,345 shares of Common Stock outstanding on April 17, 2001, as reported to the Reporting Person by the Issuer.

     (b) The Reporting Person has the sole power to vote and to dispose of 6,509,149 shares of Common Stock. The Reporting Person does not share power to vote or to dispose of any shares of Common Stock.

     (c) The Reporting Person and The Florence Karp Trust sold shares of Common Stock as set forth on Schedule I attached hereto in open market transactions on the Nasdaq National Market.

     (d) None.

     (e) None.



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CUSIP No. 21869Q-10-8                   13D                  Page 6 of 7 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       /s/ Michael Karp
Dated: May 15, 2001                               -----------------------------
                                                           Michael Karp



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CUSIP No. 21869Q-10-8                   13D                  Page 7 of 7 Pages
--------------------------------------------------------------------------------

                                   SCHEDULE I

            SALES BY THE REPORTING PERSON AND THE FLORENCE KARP TRUST

-------------------------------------------------------------------------------
                                                  NUMBER OF       AVERAGE PRICE
       SELLER            DATE OF TRANSACTION     SHARES SOLD        PER SHARE
-------------------------------------------------------------------------------

The Florence Karp Trust       May 3, 2001           310,000         $0.2103
-------------------------------------------------------------------------------
The Florence Karp Trust       May 4, 2001           750,000           $0.20
-------------------------------------------------------------------------------
Michael Karp                  May 7, 2001         3,900,000         $0.2949
-------------------------------------------------------------------------------
Michael Karp                  May 8, 2001           500,000           $0.60
-------------------------------------------------------------------------------
Michael Karp                 May 10, 2001            75,000           $0.50
-------------------------------------------------------------------------------
Michael Karp                 May 11, 2001           365,000         $0.3838
-------------------------------------------------------------------------------
Michael Karp                 May 14, 2001           160,000           $0.39
-------------------------------------------------------------------------------